



Securities and Exchange Commission
Washington, D.C. 20549



# Form 11-K

☑ **Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934**

**For the fiscal year ended December 31, 2009**

**OR**

☐ **Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934**

**Commission file number 1-6003**

# Federal Signal Corporation Retirement Savings Plan

(Full title of the plan and address of the plan if different from that of the issuer named below)

Federal Signal Corporation
1415 West 22nd Street, Suite 1100
Oak Brook, Illinois 60523

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FEDERAL SIGNAL CORPORATION
RETIREMENT SAVINGS PLAN

INDEX TO FORM 11-K



Mayer Hoffman McCann P.C.
**An Independent CPA Firm**

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606-4603
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

**FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN**

We have audited the accompanying statements of net assets available for benefits of the Federal Signal Corporation Retirement Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, referred to as "supplemental information," is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Mayer Hoffman McCann P.C.*

Chicago, Illinois
June 29, 2010

## FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **ASSETS** | | |
| Investments, at fair value: | | |
| Vanguard Wellington Fund | $ 15,493,541 | $ 14,999,921 |
| Vanguard Explorer Fund | 6,970,033 | 6,070,411 |
| Vanguard 500 Index Fund | 18,113,568 | 19,630,155 |
| Vanguard PRIMECAP Fund | 28,867,035 | 25,380,891 |
| Vanguard Retirement Savings Trust | 43,184,263 | 48,538,069 |
| Federal Signal Corporation common stock | 8,013,535 | 13,877,199 |
| Vanguard International Growth Fund | 5,821,864 | 4,507,213 |
| Vanguard Total Bond Market Index Fund | 7,010,237 | 7,497,363 |
| Vanguard Small-Cap Value Index Fund | 1,748,866 | 1,758,906 |
| Vanguard Windsor II Fund | 2,300,226 | 1,965,089 |
| Vanguard Target Retirement 2005 Fund | 136,852 | 146,864 |
| Vanguard Target Retirement 2010 Fund | 1,000,597 | 901,074 |
| Vanguard Target Retirement 2015 Fund | 1,653,509 | 1,292,588 |
| Vanguard Target Retirement 2020 Fund | 1,868,827 | 1,172,506 |
| Vanguard Target Retirement 2025 Fund | 2,396,127 | 1,523,220 |
| Vanguard Target Retirement 2030 Fund | 1,816,256 | 1,113,194 |
| Vanguard Target Retirement 2035 Fund | 1,273,408 | 845,653 |
| Vanguard Target Retirement 2040 Fund | 893,103 | 616,014 |
| Vanguard Target Retirement 2045 Fund | 911,735 | 648,352 |
| Vanguard Target Retirement 2050 Fund | 325,236 | 202,877 |
| Vanguard Target Retirement Income | 543,776 | 503,282 |
| | 150,342,594 | 153,190,841 |
| Participants' loans receivable | 3,145,148 | 4,364,717 |
| | 153,487,742 | 157,555,558 |
| Receivables: | | |
| Employer contributions | 35,088 | 65,542 |
| Participants' contributions | 37,083 | 91,126 |
| | 72,171 | 156,668 |
| Net assets reflecting all investments at fair value | 153,559,913 | 157,712,226 |
| Adjustments from fair value to contract value for fully benefit-responsive investment contracts | (933,565) | 634,550 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 152,626,348 | $ 158,346,776 |

See Notes to Financial Statements

## FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

## STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| ADDITIONS (REDUCTIONS) | | |
| Additions (reductions) to net assets attributable to: | | |
| Net appreciation (depreciation) in fair value of mutual funds | $ 18,410,464 | $ (48,694,472) |
| Net depreciation in fair value of common stock | (2,643,430) | (3,748,609) |
| Transfer of assets from plan mergers | - | 141,564 |
| Interest and dividends | 3,574,223 | 8,025,721 |
| | 19,341,257 | (44,275,796) |
| Contributions: | | |
| Employer | 4,625,525 | 9,795,932 |
| Participants | 8,125,987 | 14,433,834 |
| | 12,751,512 | 24,229,766 |
| TOTAL ADDITIONS (REDUCTIONS) | 32,092,769 | (20,046,030) |
| DEDUCTIONS | | |
| Deductions from net assets attributable to: | | |
| Benefits paid to participants | (12,161,471) | (23,383,945) |
| Transfer of assets from sales of subsidiaries | (25,593,072) | (48,196,035) |
| Administrative expenses | (58,654) | (88,014) |
| TOTAL DEDUCTIONS | (37,813,197) | (71,667,994) |
| NET DECREASE | (5,720,428) | (91,714,024) |
| NET ASSETS AVAILABLE FOR BENEFITS | | |
| Beginning of year | 158,346,776 | 250,060,800 |
| End of year | $ 152,626,348 | $ 158,346,776 |

See Notes to Financial Statements

## FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

## NOTES TO FINANCIAL STATEMENTS

### (1) Description of plan

The following description of the Federal Signal Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

**General** - The Plan is a defined contribution plan covering a majority of the employees of Federal Signal Corporation (the "Company"). Effective January 1, 2007, employees are immediately eligible to participate in the Plan on their date of hire unless their participation in the Plan is governed by a collective bargaining agreement, in which case they are eligible to participate in the Plan following 90 days of employment (or any day thereafter). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On January 1, 2002, the Plan sponsor adopted the Vanguard Qualified Retirement Plan and Trust Defined Contribution Basic Plan Document 01 (the "Prototype Plan"). The Plan is sponsored by the Company.

**Plan amendments** - During 2009, the Plan was amended to comply with the Pension Protection Act of 2006 and the Worker, Retiree, and Employer Recovery Act of 2008. The Plan was amended to allow non-spouse rollovers and to allow participants to request a hardship withdrawal for medical, tuition or funeral expenses for a designated primary beneficiary.

Effective January 1, 2009, the Plan was amended to add an enhanced employer matching and vesting schedule for employer contributions made on or after January 1, 2009, for employees subject to the Collective Bargaining Agreement between the Company and Local 134, International Brotherhood of Electrical Workers, along with a Company-paid retirement contribution as a percentage of a participant's eligible compensation based on years of service.

Effective for pay periods ending after December 31, 2008, the Company matching contribution shall be 0% for all employees not governed by a collective bargaining agreement. The Company matching contribution was reinstated effective January 1, 2010.

**Contributions** - Participants at most divisions can contribute up to 40% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6%. If an employee does not affirmatively enroll or decline enrollment in the Plan within 30 days of first becoming eligible to participate in the Plan, the employee will be automatically enrolled in the Plan at 2% of pretax annual compensation, unless the employee's participation in the Plan is governed by a collective bargaining agreement. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans.

Company contributions are based on a percentage of employee contributions and on a points-weighted system based on age and service. Additionally, participants age 50 or older, who are making contributions to the Plan, are allowed to make catch-up contributions as defined in the Plan.

**(1) Description of plan (continued)**

The Plan provides for an employee stock ownership feature wherein participants have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan.

A Special Company-Paid Retirement Contribution was made on February 26, 2009, to eligible employees working at the Unitrol division who were employed on the last day of the 2003 plan year and on January 1, 2008, in an amount equal to 10% of each eligible employee's compensation for the 2003 plan year as outlined in the correction methodology proposed under the Voluntary Compliance Program submitted during December 2008. The Special Company-Paid Retirement Contribution is 100% vested and invested according to the participant's most recent investment election on record with respect to the participant's elective deferrals.

**Participant accounts** - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and is charged with an allocation of investment management fees, administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used either to reduce future Company contributions or to pay plan expenses depending on the division. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

**Multiple employer plan provisions** - From April 21, 2008, to August 1, 2008, and again from August 4, 2008, to December 31, 2008, the Plan constituted a single plan (within the meaning of Internal Revenue Code Sections 413(a) and 414(l) and Treasury Regulations Sections 1.413-1(a)(2) and 1.414(l)-1(b)(1)) maintained by more than one employer, as described in Internal Revenue Code Section 413(c) and Treasury Regulations Section 1.413-2. All of the assets of the Plan shall be available on an ongoing basis to pay benefits to all employees who are covered by the Plan and their beneficiaries.

**Vesting** - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary pension contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service, except for the participants from the Emergency One and Victor Products divisions, whose Company discretionary contributions made prior to January 1, 2007, were 100% vested. Participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant's election.

(1) Description of plan (continued)

**Investment options** - Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in a variety of investment choices at Vanguard Fiduciary Trust Company ("Vanguard") or into the Company Stock Fund, an investment fund consisting primarily of the Company's common stock and some cash. Participants may change their investment by contacting Vanguard. Effective January 1, 2007, Company contributions are invested according to the employees' election. Company contributions for a participant who is governed by a collective bargaining agreement are invested in the Company Stock Fund; however, effective January 1, 2009, Company contributions are invested according to the employee's election. Participants have the option of transferring balances from Company stock to other investment choices without restriction.

**Participant loans** - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer contributions). Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

Effective May 1, 2009, the loan origination fee for non-automated loans increased from $35 to $85. The loan origination fee for automated loans remained at $35.

**Payment of benefits** - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.

**Forfeited accounts** - As of December 31, 2009 and 2008, forfeited nonvested accounts totaled $243,788 and $337,680, respectively. These accounts are used to reduce future employer contributions and/or to pay plan expenses. Also, during the years ended December 31, 2009 and 2008, employer contributions were reduced by $44,717 and $175,802, respectively, from forfeited nonvested accounts.

(2) Summary of significant accounting policies

**Basis of accounting** - The financial statements of the Plan are prepared under the accrual method of accounting.

**Use of estimates** - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

## (2) Summary of significant accounting policies (continued)

**Investment valuation and income recognition** - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Values for the Company's common stock are based on the December 31, 2009 and 2008, closing prices. Participants' loans receivable are stated at cost, which approximates fair value.

The Plan accounts for fully benefit-responsive contracts in accordance with accounting guidance which defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution, health and welfare and pension plans. As required, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

The Company Stock Fund (the "Fund") is tracked on a unitized basis. The Fund consists of Federal Signal Corporation common stock and the Vanguard Prime Money Market Fund sufficient to meet the Fund's daily cash needs; unitizing the Fund allows for daily trades. As of December 31, 2009, 2,792,172 units were outstanding with a value of $2.87 per unit. As of December 31, 2008, 3,531,093 units were outstanding with a value of $3.93 per unit.

**Concentration of credit risk** - The Plan provides for various investment fund options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

**Accounting method** - Security transactions are accounted for on the date securities are purchased or sold (trade date). In the event there is an extraordinary event related to the Fund resulting in a material trading impact, the transaction will be repriced. A material trading impact is defined as activity which causes more than negative 10 basis points of price differential. Trading impact becomes material when (a) net participant activity exceeds 2% of the Fund's holdings of company stock, (b) trade execution prices are significantly different from the closing price used to value the participant's trade date unit value or (c) a combination of both occurs. Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized appreciation is recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

**Payment of benefits** - Benefits are recorded when paid.

**Fees** - Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.

## (3) Investments

The following table presents the investments that represent 5% or more of the Plan's net assets as of December 31, 2009 and 2008:

| | 2009 | 2008 |
|---|---|---|
| Vanguard Wellington Fund | $ 15,493,541 | $ 14,999,921 |
| Vanguard 500 Index Fund | 18,113,568 | 19,630,155 |
| Vanguard PRIMECAP Fund | 28,867,035 | 25,380,891 |
| Vanguard Retirement Savings Trust | 43,184,263 | 48,538,069 |
| Federal Signal Corporation common stock | 8,013,535 | 13,877,199 |

## (4) Fair value measurements

On January 1, 2008, the Plan adopted the accounting guidance related to fair value measurement which provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

**Level 1:** Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

**Level 2:** Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive quoted markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

**Level 3:** Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

(4) **Fair value measurements (continued)**

**Mutual funds** - Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

**Federal Signal Corporation common stock** - Valued at the closing price reported on the active market on which the security is traded plus the balance in the Vanguard Prime Money Market Fund.

**Collective/Common trust** - Valued at the net asset value, based on quoted market value of the underlying assets, of shares held by the Plan at year end.

**Participant loans** - Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table lists the fair values of investments as of December 31, 2009:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Mutual funds: | | | | |
| Growth funds | $43,959,158 | $ - | $ - | $43,959,158 |
| Balanced funds | 27,769,191 | - | - | 27,769,191 |
| Index funds | 26,872,671 | - | - | 26,872,671 |
| Income funds | 543,776 | - | - | 543,776 |
| Total mutual funds | 99,144,796 | - | - | 99,144,796 |
| Federal Signal common stock | - | 8,013,535 | - | 8,013,535 |
| Collective/Common trust | 5,952,551 | 37,217,024 | 14,688 | 43,184,263 |
| Participant loans | - | - | 3,145,148 | 3,145,148 |
| Total assets at fair value | $105,097,347 | $45,230,559 | $ 3,159,836 | $153,487,742 |

**(4) Fair value measurements (continued)**

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009:

| | Participant Loans | Common Collective Trust | Total |
|---|---|---|---|
| Balance as of January 1, 2009 | $ 4,364,717 | $ - | $ 4,364,717 |
| Interest and dividends | - | 2,666 | 2,666 |
| Issuances, repayments and settlements, net | (1,219,569) | 12,022 | (1,207,547) |
| Balance as of December 31, 2009 | $ 3,145,148 | $ 14,688 | $ 3,159,836 |

The following table lists the fair values of investments as of December 31, 2008:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Mutual funds | $90,775,573 | $ - | $ - | $90,775,573 |
| Federal Signal common stock | - | 13,877,199 | - | 13,877,199 |
| Collective/Common trust | - | 48,538,069 | - | 48,538,069 |
| Participant loans | - | - | 4,364,717 | 4,364,717 |
| Total assets at fair value | $90,775,573 | $62,415,268 | $ 4,364,717 | $157,555,558 |

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

| | Participant Loans |
|---|---|
| Balance as of January 1, 2008 | $6,378,969 |
| Issuances, repayments and settlements, net | (2,014,252) |
| Balance as of December 31, 2008 | $4,364,717 |

## (5) Related party transactions

Substantially all assets of the Plan are held in trust by Vanguard, trustee for the Plan. Administrative and trustee fees in the amounts of $35,000 and $47,075 were paid during the years ended December 31, 2009 and 2008, respectively, by the Company.

Certain plan investments are shares of mutual funds managed by the trustee/custodian of the Plan. Fees paid by the Plan for the investment management and record-keeping services amounted to $50,677 and $84,155 for the years ended December 31, 2009 and 2008, respectively.

## (6) Tax status

The Internal Revenue Service ("IRS") issued a favorable opinion letter dated August 22, 2001, for the Prototype Plan, which was adopted by the Plan sponsor on January 1, 2002. The IRS letter states that the Prototype Plan is acceptable under the applicable sections of the Internal Revenue Code ("IRC"). The IRS issued a favorable determination letter dated April 1, 2003, which states that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the IRC.

## (7) Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

## (8) Reconciliation of financial statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2009 and 2008, to Form 5500:

| | 2009 | 2008 |
|---|---|---|
| Net assets available for benefits per the financial statements | $ 152,626,348 | $ 158,346,776 |
| Adjustment for fully benefit-responsive investment contract | 933,565 | (634,550) |
| Net assets available for benefits per Schedule H of the Form 5500 | $ 153,559,913 | $ 157,712,226 |

## (9) Plan mergers and acquisitions

PIPS Technology, Inc. ("PIPS"), a wholly owned subsidiary of the Company acquired on August 8, 2007, maintained the PIPS Technology, Inc. 401(k) Plan (the "PIPS Plan"). Effective January 1, 2008, the employees of PIPS began participating in the Plan. On March 1, 2008, the PIPS Plan was merged into the Plan. On April 4, 2008, the assets of the PIPS Plan were transferred into the Plan's trust. On the date of the transfer, the net assets of the PIPS Plan were valued at $141,564.

## (10) Sale of subsidiaries

In November 2009, the Company sold Pauluhn Electric Manufacturing ("Pauluhn"), a wholly owned subsidiary of the Company. In connection with the sale, plan benefits were transitioned as follows: (a) participants who were employed by Pauluhn as of the November 24, 2009, sale date were fully vested in the Company contributions and (b) in addition to the regular plan distribution options, participants were given the option to roll over their participant loans to the plan provided by the successor employer. Distributions to participants began in 2009.

In April 2008, the Company sold Dayton Progress Corporation ("Dayton"), a wholly owned subsidiary of the Company. In connection with the sale, participants who were employed by Dayton as of the April 21, 2008, sale date were fully vested in the Company contributions. Although Dayton ceased to be a member of the controlled group of corporations including the Company as of April 21, 2008, Dayton remained a Related Employer under the Plan until July 21, 2008. With respect to Dayton active employees, the Plan was maintained as a multiple employer plan. In August 2008, the assets of the participants from Dayton, who were employed on April 21, 2008, were transferred to the Dayton Progress/PCS Employee Retirement Plan.

In April 2008, the Company sold PCS Company ("PCS"), a wholly owned subsidiary of the Company. In connection with the sale, participants who were employed by PCS as of the April 21, 2008, sale date were fully vested in the Company contributions. Although PCS ceased to be a member of the controlled group of corporations including the Company as of April 21, 2008, PCS remained a Related Employer under the Plan until July 21, 2008. With respect to PCS active employees, the Plan was maintained as a multiple employer plan. In August 2008, the assets of the participants from PCS, who were employed on April 21, 2008, were transferred to the Dayton Progress/PCS Employee Retirement Plan.

In August 2008, the Company sold E-One, Inc. ("E-One"), a wholly owned subsidiary of the Company. In connection with the sale, participants who were employed by E-One as of the August 4, 2008, sale date were fully vested in the Company contributions. Although E-One ceased to be a member of the controlled group of corporations including the Company as of August 4, 2008, E-One remained a Related Employer under the Plan through December 31, 2008. With respect to E-One active employees, the Plan was maintained as a multiple employer plan. In January 2009, the assets of the participants from E-One, who were employed on August 4, 2008, were transferred to the E-One Retirement Savings Plan.

## (10) Sale of subsidiaries (continued)

During 2008 and 2009, the Plan experienced a partial plan termination due to the sale of Dayton, PCS and E-One. All affected participants due to the partial plan termination were fully vested in the Company contributions.

## (11) Subsequent events

Sirit Inc. ("Sirit"), a wholly owned subsidiary of the Company, was acquired on March 5, 2010. Effective April 1, 2010, all eligible employees of Sirit began participating in the Plan. Prior to the acquisition, Sirit maintained the Sirit Corp. 401k Plan that was terminated on March 4, 2010. Employees employed on the date of the acquisition were given the option to roll over their loans to the Plan.

VESystems, LLC ("VESystems"), a wholly owned subsidiary of the Company, acquired on March 3, 2010, maintains the VESystems 401k Plan and Trust. The VESystems plan will be merged into the Plan during 2010.

## SUPPLEMENTAL SCHEDULE

**FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN**

**SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)**

December 31, 2009

**EIN: 36-1063330**
**Plan Number: 003**

| (a) | (b) Identity of issue, borrower, lessor or similar party | (c) Description of investments including maturity date, rate of interest, collateral, par or maturity value | (d) Cost | (e) Current value |
|---|---|---|---|---|
| * | Vanguard Wellington Fund | Registered investment company | (1) | $ 15,493,541 |
| * | Vanguard Explorer Fund | Registered investment company | (1) | 6,970,033 |
| * | Vanguard 500 Index Fund | Registered investment company | (1) | 18,113,568 |
| * | Vanguard PRIMECAP Fund | Registered investment company | (1) | 28,867,035 |
| * | Vanguard Retirement Savings Trust | Common/Collective trust | (1) | 43,184,263 |
| * | Federal Signal Corporation | Common stock | (1) | 8,013,535 |
| * | Vanguard International Growth Fund | Registered investment company | (1) | 5,821,864 |
| * | Vanguard Total Bond Market Index Fund | Registered investment company | (1) | 7,010,237 |
| * | Vanguard Small-Cap Value Index Fund | Registered investment company | (1) | 1,748,866 |
| * | Vanguard Windsor II Fund | Registered investment company | (1) | 2,300,226 |
| * | Vanguard Target Retirement 2005 Fund | Registered investment company | (1) | 136,852 |
| * | Vanguard Target Retirement 2010 Fund | Registered investment company | (1) | 1,000,597 |
| * | Vanguard Target Retirement 2015 Fund | Registered investment company | (1) | 1,653,509 |
| * | Vanguard Target Retirement 2020 Fund | Registered investment company | (1) | 1,868,827 |

## FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

## SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

| (a) | (b) Identity of issue, borrower, lessor or similar party | (c) Description of investments including maturity date, rate of interest, collateral, par or maturity value | (d) Cost | (e) Current value |
|---|---|---|---|---|
| * | Vanguard Target Retirement 2025 Fund | Registered investment company | (1) | $ 2,396,127 |
| * | Vanguard Target Retirement 2030 Fund | Registered investment company | (1) | 1,816,256 |
| * | Vanguard Target Retirement 2035 Fund | Registered investment company | (1) | 1,273,408 |
| * | Vanguard Target Retirement 2040 Fund | Registered investment company | (1) | 893,103 |
| * | Vanguard Target Retirement 2045 Fund | Registered investment company | (1) | 911,735 |
| * | Vanguard Target Retirement 2050 Fund | Registered investment company | (1) | 325,236 |
| * | Vanguard Target Retirement Income | Registered investment company | (1) | 543,776 |
| * | Participants' loans receivable | Interest at rates from 4.25% to 9.25% | - | 3,145,148 |
| | | | | $153,487,742 |

* Party-in-interest as defined by ERISA

(1) Cost information is not required as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2010

FEDERAL SIGNAL CORPORATION
RETIREMENT SAVINGS PLAN

By: 
Jodi Wilson
Corporate Attorney
Benefits Administration Committee

By: 
Jennifer L. Sherman
Sr. Vice President, Human Resources, General Counsel and Secretary
Benefits Administration Committee

## EXHIBIT INDEX

| Exhibit No. | Description |
|---|---|
| 23 | Consent of Independent Auditors |



Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606-4603
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

**FEDERAL SIGNAL CORPORATION**

We consent to the incorporation, by reference, in the Registration Statement (Form S-8 filed December 28, 1990, and its amendments) to our reports on the latest annual reports with respect to the financial statements and schedule of the Federal Signal Corporation Retirement Savings Plan included in the Annual Report (Form 11-K) for the years ended December 31, 2009 and 2008.

/s/ Mayer Hoffman McCann P.C.

Chicago, Illinois
June 29, 2010